Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, dated May 23, 2017

Supplementing the Preliminary Prospectus Supplement, dated May 23, 2017

Registration Statement No. 333-213520

$400,000,000 2.600% Senior Notes due 2022

$400,000,000 3.400% Senior Notes due 2027

$400,000,000 4.500% Senior Notes due 2047

Term Sheet dated May 23, 2017

of Activision Blizzard, Inc.

This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 23, 2017 (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this Term Sheet have the meanings ascribed to them in the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	Activision Blizzard, Inc.

Title of Securities:	2.600% Senior Notes due 2022 (the “2022 Notes”) 3.400% Senior Notes due 2027 (the “2027 Notes”) 4.500% Senior Notes due 2047 (the “2047 Notes”)

Ratings*:	Moody’s: Baa2 (stable) S&P: BBB (stable)

Trade Date:	May 23, 2017

Settlement Date:	May 26, 2017 (T+3)

Principal Amount:	2022 Notes: $400,000,000 2027 Notes: $400,000,000 2047 Notes: $400,000,000

Final Maturity Date:	2022 Notes: June 15, 2022 2027 Notes: June 15, 2027 2047 Notes: June 15, 2047

Benchmark Treasury:	2022 Notes: UST 1.875% due April 30, 2022 2027 Notes: UST 2.375% due May 15, 2027 2047 Notes: UST 3.000% due February 15, 2047

Benchmark Treasury Price and Yield:	2022 Notes: 100-08¼; 1.820% 2027 Notes: 100-28+; 2.275% 2047 Notes: 101-06+; 2.939%

Spread to Benchmark Treasury:	2022 Notes: +85 bps 2027 Notes: +120 bps 2047 Notes: +165 bps

Issue Price:

2022 Notes: 99.670%, plus accrued interest from May 26, 2017, if any

2027 Notes: 99.367%, plus accrued interest from May 26, 2017, if any

2047 Notes: 98.554%, plus accrued interest from May 26, 2017, if any

Coupon:	2022 Notes: 2.600% per annum 2027 Notes: 3.400% per annum 2047 Notes: 4.500% per annum

Interest Payment Dates:	2022 Notes: June 15 and December 15 2027 Notes: June 15 and December 15 2047 Notes: June 15 and December 15

Record Dates:	2022 Notes: June 1 and December 1 2027 Notes: June 1 and December 1 2047 Notes: June 1 and December 1

First Interest Payment Date:	2022 Notes: December 15, 2017 2027 Notes: December 15, 2017 2047 Notes: December 15, 2017

Make-whole Call:

2022 Notes: Prior to May 15, 2022 (one month prior to the maturity date of the 2022 Notes), at greater of par and make-whole at discount rate of Treasury Rate plus 15 basis points

2027 Notes: Prior to March 15, 2027 (three months prior to the maturity date of the 2027 Notes), at greater of par and make-whole at discount rate of Treasury Rate plus 20 basis points

2047 Notes: Prior to December 15, 2046 (six months prior to the maturity date of the 2047 Notes), at greater of par and make-whole at discount rate of Treasury Rate plus 25 basis points

Par Call:

2022 Notes: At any time on or after May 15, 2022 (one month prior to the maturity date of the 2022 Notes)

2027 Notes: At any time on or after March 15, 2027 (three months prior to the maturity date of the 2027 Notes)

2047 Notes: At any time on or after December 15, 2046 (six months prior to the maturity date of the 2047 Notes)

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest thereon, if any, to but excluding the date of purchase.

CUSIP:	2022 Notes: 00507V AL3 2027 Notes: 00507V AM1 2047 Notes: 00507V AN9

ISIN:	2022 Notes: US00507VAL36 2027 Notes: US00507VAM19 2047 Notes: US00507VAN91

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC Mizuho Securities USA Inc. MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments Inc. Barclays Capital Inc. PNC Capital Markets LLC Academy Securities, Inc.

Other Changes to the Preliminary Prospectus Supplement:

The following language is added to the Risk Factor titled “Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase” found on page S-10 of the Preliminary Prospectus Supplement.

“As of March 31, 2017, after giving effect to this offering and the use of proceeds therefrom, our consolidated indebtedness would have been approximately $4.4 billion, and approximately 22% of our total debt would have been at variable rates of interest. For every 1.0% increase or decrease in the interest rate on our variable interest rate debt, our estimated annual cash interest expense is expected to change by approximately $9.9 million.”

Corresponding changes will be made to similar language elsewhere in the Preliminary Prospectus Supplement.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated:	(800) 294-1322
J.P. Morgan Securities LLC:	(212) 834-4533
Wells Fargo Securities, LLC:	(800) 645-3751

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